Exhibit 5(d): Accidental Death Benefit Rider.

                         ACCIDENTAL DEATH BENEFIT RIDER


This rider is part of the policy to which it is attached if a premium for this rider is shown on Page 3.

BENEFIT - We will pay upon due proof to us of the Insured's accidental death, the amount shown for this rider on Page 3, in addition to any other benefits.
  (a) If the Insured shall sustain bodily injury solely through accidental causes prior to the policy anniversary nearest his or her 65th birthday and die within 90 days thereafter;
  (b) While the rider is still in force; and
  (c) Independently of disease and all other causes.

EXCLUSIONS - This rider shall not be effective if a contributing cause of death was:
  (a) Suicide, whether the Insured was sane or insane;
  (b) The voluntary use of any controlled substance as defined in Title II of the Comprehensive Drug Abuse Prevention and Control Act of 1970, as now or hereafter amended unless as prescribed by his or her physician for the Insured;
  (c) Intoxication of the Insured. Intoxication is when the Insured's blood alcohol concentration exceeds 0.10%;
  (d) During the commission of a felony;
  (e) While traveling by air except as a passenger on a commercial airline;
  (f) As a member of the military service of a country at war, declared or undeclared. We will refund any premiums paid during his or her service upon notice of completion of such service;
  (g) As a result of war, declared or undeclared;
  (h) Directly or indirectly from bodily or mental disease; or
  (i) While the policy is in force under the Paid-up or Extended Term Insurance section of the policy.

INCONTESTABILITY - Except for nonpayment of premiums, this rider shall be incontestable after it has been in force during the Insured's lifetime for 2 years from its date of issue.

TERMINATION - This rider will terminate at the earliest of: (a) the policy anniversary nearest the Insured's 65th birthday; or (b) at the end of the premium paying period of the policy; or (c) on any premium due date by written request; or (d) at the end of the grace period of an unpaid premium; or (e) the exchange, expiry, maturity, or surrender of this policy.

If discontinued, the premium for the policy will be reduced by the premium shown for this rider on Page 3. Acceptance of any premium for this rider after the expiry of the premium period for this rider shall not impose liability on us except to refund the amount of such premium plus interest at the rate of 5% per annum.

                                             Companion Life Insurance Company


                                                       /s/ M. Jane Huerter


                                                            Secretary